UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.   )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

August 17, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107	13G

1		NAMES OF REPORTING PERSONS Clara Serruya
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 63,145,596 shares
	6	SHARED VOTING POWER 6,250,000 shares
	7	SOLE DISPOSITIVE POWER 63,145,596 shares
	8	SHARED DISPOSITIVE POWER 6,250,000 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,395,596 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (a) 7,420,786 Shares of Class B Subordinate Voting Shares (the “Shares”) issuable upon exercise of warrants, (b) 6,250,000 Shares beneficially owned indirectly by Ms. Serruya through a trust arrangement, and (c) a Short-Term Subscription Right, which expires on December 31, 2021, assuming the issuance of 20,833,333 Units at an exercise price of $0.24 per Unit (with each Unit consisting of one Share and 1/4 share purchase warrant; a whole warrant exercise price of $0.288 per Share). Excludes 3,645,833 Shares held in trust by Ms. Serruya, over which she does not have voting or investment power and disclaims beneficial ownership.

(2)	Calculated based on 1,191,614,945 Shares outstanding as of August 20, 2021 as provided by the Issuer.

Item 1.	(a)	Name of Issuer:

MedMen Enterprises Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

10115 Jefferson Boulevard
Culver City, CA 90232

Item 2.	(a)	Name of Persons Filing:

Clara Serruya

	(b)	Address of Principal Business Office or, if none, Residence:

210 Shields Court, Markham, ON L3R 8V2

	(c)	Citizenship:

See Item 4 of the cover pages for citizenship or place of organization of each Reporting Person.

	(d)	Title of Class of Securities:

Class B Subordinate Voting Shares, without par value

	(e)	CUSIP Number:

58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information set forth in Rows 5 through 11 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2022

CLARA SERRUYA

/s/ Clara Serruya

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)